Erik Vayntrub Associate Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel (213) 486-9041 Fax thecapitalgroup.com

December 22, 2016

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds Insurance Series (the “Registrant”)

File Nos. 002-86838 and 811-03857

Dear Mr. Cowan:

This letter is in response to the oral comments you provided on November 17, 2016 to the Registrant’s Post-Effective Amendment No. 75 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 75 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), in which the Registrant registered a new class of shares — Class 1A — to be offered by certain of the Registrant’s series funds. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on December 23, 2016 (the “Amendment”). We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to any individual series fund apply equally to each of the Registrant’s other series funds with similar disclosure.

Summary Prospectus

  The “Annual fund operating expenses” table and expense example for each series fund have been left blank. Please include in your response letter the completed “Annual fund operating expenses” table and expense example for each of the Registrant’s series fund.

Response: The completed “Annual fund operating expenses” table and expense example for each of the Registrant’s series funds is included as Exhibit A to this response letter. We note supplementally that any expense reimbursement or fee waiver arrangement will be in effect for at least one year from the effective date of the Amendment and that there will be no recoupment of previously reimbursed expenses. Additionally, any expense reimbursement or fee waiver arrangement is reflected in each fund’s expense example only for the period for which such expense reimbursement or fee waiver arrangement is expected to continue.

  We note that, in most cases, the Registrant is seeking to register a new share class for existing funds. That being the case, please explain why the “Other expenses” line item in the “Annual fund operating expenses” table for each series fund is based on estimated amounts for the current fiscal year.

Response: Corporate Bond Fund does not yet have investment operations and, as such, remains a “New Fund,” as defined in Instruction 6 to Item 3 of Form N-1A. Accordingly, the “Other expenses” line item for Class 1A of Corporate Bond Fund is based on estimated amounts for the current fiscal year. For the Registrant’s other series funds, each of which currently has ongoing investment operations, while fund-level operating expenses for the prior fiscal year are already established, the Registrant must still estimate certain class-level operating expenses for the new share class. This is particularly true of class-level operating expenses that are based on the relative asset size of a share class, as such expenses for the new share class are calculated on the basis of estimated growth projections for the class.

  The disclosure under “Fund expenses” states that the “Other expenses” line item in the “Annual fund operating expenses” table for each series fund includes an insurance administration fee of .25% of Class 1A share assets. Please consider subdividing the “Other expenses” caption in each fund’s “Annual fund operating expenses” table to specifically identify the insurance administration fee.

Response: The insurance administration fee is included in the “Other expenses” line item in each fund’s “Annual fund operating expenses” table. Instruction 3(c)(iii) to Item 3 of Form N-1A provides that the Registrant “may” subdivide the “Other expenses” line item into no more than three subcaptions that identify the largest expenses comprising “Other expenses,” but that the Registrant is not required to do so. We believe that adding subcaptions to the “Annual fund operating expenses” tables would make the fee table presentation more complex and potentially confusing to shareholders. We note also that detailed narrative disclosure regarding the insurance administration fee is already included in the Registrant’s prospectus under “Fund expenses.” Accordingly, we respectfully decline to revise the prospectus in response to this comment.

  The investment requirements of Rule 35d-1 under the 1940 Act (“Rule 35d-1” or the “Names Rule”) are generally applicable to an investment company’s “net assets, plus the amount of any borrowings for investment purposes.” For each of the Registrant’s series funds to which the Names Rule applies, please disclose that, for purposes of the fund’s investment requirements under Rule 35d-1, “net assets” includes any borrowings made for investment purposes.

Response: As disclosed in the Registrant’s statement of additional information, the Registrant has adopted a fundamental policy (which is applicable to each of its series funds) not to borrow money, except as permitted (i) by the 1940 Act and the rules and regulations thereunder or (ii) by exemptive or other relief or permission from the U.S. Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”). Notwithstanding the enumerated exceptions to this fundamental policy, borrowing money for investment purposes is not a strategy of any of the Registrant’s series funds. That being the case, we believe it is unnecessary — and, importantly, would likely result in shareholder confusion — to include the technical definition of “assets” under Rule 35d-1 in the prospectus disclosure for a series fund. Accordingly, we respectfully decline to supplement the disclosure as proposed.

  The results information provided in the investment results bar chart and the “Average annual total returns” table for each of the Registrant’s series funds in response to Item 4(b)(2) of Form N-1A is hypothetical data based on the actual results of each fund’s existing Class 1 shares adjusted for the differing fees and expenses of the fund’s new Class 1A shares. Please confirm supplementally that, consistent with the position of the Staff in Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (Feb. 28, 1997), such adjusted results for each fund will be no greater than the actual results of the existing Class 1 shares of the respective fund.

Response: The expense structure of the Registrant’s existing Class 1 shares is lower than the anticipated level of the expense structure for the Registrant’s new Class 1A shares. Because the hypothetical results disclosed for each series fund’s new Class 1A shares account for (and are reduced by) the .25% annual insurance administrative services expense that applies only to Class 1A shares, we confirm that — consistent with the Staff’s position in the Quest for Value no-action letter — the hypothetical results disclosed for the new Class 1A shares of each series fund are no greater than (and, to the contrary, are less than) the actual results of the existing Class 1 shares of such fund.

  Because International Fund uses the word “international” in its name, please include disclosure in the “Principal investment strategies” section of the fund’s prospectus describing how the fund will invest a significant portion of its assets in issuers that are economically tied to a number of countries throughout the world. Please consider the fund’s current disclosure and policies in light of Staff guidance that one way a fund with the term “international” in its name could comply with Section 35(d) of the 1940 Act and Rule 35d-1 would be to have a policy to invest, under normal market conditions, in at least three different countries and to invest at least 40% (or, if conditions are not favorable, at least 30%) of its assets outside the United States.

Response: We have considered International Fund’s disclosure and policies in light of the above-referenced Staff guidance and we believe the fund’s current disclosure is sufficient, particularly given that footnote 42 to the adopting release for Rule 35d-1 makes clear that the use of the term “international” in a fund’s name does not directly implicate the Names Rule. The fund currently discloses in its prospectus, under “Principal investment strategies,” that it “invests primarily in common stocks of companies domiciled outside the United States, including companies domiciled in developing countries….” In its statement of additional information, under “Certain investment limitations and guidelines — International Fund,” the Registrant further clarifies that the fund “invests at least 65% of its assets in common stocks of companies domiciled outside the United States.” In light of this disclosure, we believe the fund’s name is neither materially deceptive nor misleading; however, given the Staff’s comment, we will consider whether any further clarifications of the fund’s investment policies are warranted when renewing the fund’s registration statement for the current fiscal year ending December 31, 2016.

  Please clarify supplementally whether the phrase “new world,” as it is used in the name of New World Fund, is intended to imply investments in emerging or developing markets. If so, in accordance with the requirements of Rule 35d-1, please revise and/or supplement the fund’s disclosure to include a policy of investing at least 80% of the value of the fund’s assets in investments that are tied economically to emerging or developing markets. Please also revise the disclosure to clarify that the term “significant portion,” as it pertains to the scope of a company’s assets or revenues that are attributable to developing countries, generally means “50% or more” (rather than 20% or more, as is currently disclosed).

Response: The phrase “new world,” as it is used in the name of New World Fund, is not intended to imply investments in emerging or developing markets and, more generally, is not meant to denote investments in any specific market or security type. To the contrary, the fund was devised as a means of providing shareholders with a flexible — and, to some degree, indirect — exposure to developing markets by blending investments in securities of issuers based in qualified developing countries, on the one hand, with investments in securities of issuers based in the developed world with significant assets or revenues attributable to developing countries, on the other. This distinctive investment approach offers long-term investors who want to access the return potential of developing markets many potential benefits, including a potential reduction in some of the volatility typically associated with emerging markets investing.

Notwithstanding New World Fund’s express intent to invest in securities of issuers based in both developing and developed countries, the fund discloses in its prospectus, under “Principal investment strategies,” that it “invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets and that the investment adviser believes have potential of providing capital appreciation.” In turn, a company is deemed to have “significant exposure” to developing countries if 20% or more of its assets or revenues are attributable to developing countries. In practice, such investment guidelines result in substantial exposure to developing countries: as of the end of the fund’s most recent fiscal year, over 60% of the assets of New World Fund were invested in developing country issuers.

We note that, because the term “new world” in the fund’s name is not intended to suggest that the fund will invest in any particular market or security type, the 80% investment requirement of Rule 35d-1 is not triggered. More to the point, because the fund clearly discloses the varied types of securities in which it will invest and because, in practice, fund shareholders are substantially exposed — by way of investments in both developing and developed country issuers — to developing markets, the fund’s name is neither deceptive nor misleading. Accordingly, we respectfully decline to revise or supplement the fund’s disclosure to include an 80% investment policy pursuant to Rule 35d-1.

We also decline to revise the disclosure to clarify that the term “significant portion,” as it pertains to the scope of a company’s assets or revenues that are attributable to developing countries, generally means “50% or more.” We respectfully submit that the imposition of investment policies or restrictions of this nature, which are not mandated by the 1940 Act or existing rules or regulations thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process. Absent applicable rules or regulations, defining what is meant by subjective terms such as “significant portion” is wholly within the purview of a fund’s investment adviser, so long as any such definition is accurately disclosed. As noted, the fund currently defines a “significant portion” of a company’s assets to mean “generally, 20% or more.” Such definition is clearly disclosed in the fund’s prospectus and effectively eliminates shareholder uncertainty or confusion as to the meaning of a subjective term.

  Because the Blue Chip Income and Growth Fund uses the term “blue chip” in its name, please define what is meant by “blue chip stocks” and, in accordance with the requirements of Rule 35d-1, disclose that the fund will invest at least 80% of its net assets in such securities. We note that the fund currently seems to equate “blue chip companies” with companies whose debt securities are rated at least investment grade. We would suggest, instead, that the fund define “blue chip stocks” as stock in a corporation with a national reputation for quality, reliability and the ability to operate profitably in good times and in bad.

Response: We believe the current disclosure is adequate in its current form and, at this time, respectfully decline to revise the disclosure as proposed. Footnote 43 to the adopting release for Rule 35d-1 provides that “an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” Blue Chip Fund does not equate “blue chip companies” with companies whose debt securities are rated at least investment grade. Rather, as set forth in the fund’s prospectus under “Principal investment strategies,” the fund’s investment adviser defines “blue chip stocks” as “dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations greater than $4.0 billion.” The fund “invests primarily in” such blue chip stocks, and, as of the end of the fund’s most recent fiscal year, the fund had invested approximately 90% of its assets in such securities. Because the fund reasonably defines the term “blue chip” and because the fund’s investments are concentrated in “blue chip” stocks so defined, the fund’s name is not materially deceptive or misleading and the concerns of Rule 35d-1 are not implicated. However, in light of the Staff’s comment, we will further clarify the fund’s investment policies when renewing the fund’s registration statement for the current fiscal year ending December 31, 2016.

  For each series fund that has adopted a policy of investing at least 80% of its assets in certain types of investments pursuant to Rule 35d-1 and for which derivatives may be used to satisfy such policy, please supplementally explain how investments in derivatives will be measured for purposes of the policy. Note that the Staff generally believes that the market value, rather than the notional value, of a fund’s investments in derivatives or other synthetic instruments should be used in calculating compliance with an 80% investment policy under Rule 35d-1.

Response: With regard to certain derivatives — and, in particular, those derivatives for which a fund’s exposure to the underlying asset is equal to the notional value of the derivative — we believe it may be appropriate to use the full notional value of the derivative instrument in aggregating a fund’s exposure to the type of investment, industry, country or geographic region suggested by the fund’s name. Although the Registrant reserves the right to employ the notional value of such derivative instruments in calculating compliance with a fund’s 80% investment policy under Rule 35d-1, we confirm that, at present, each series fund that has adopted an 80% investment policy pursuant to Rule 35d-1 and counts derivative instruments towards such policy uses the market value (or, if applicable, the fair value) of all applicable derivative investments when determining exposure for purposes of its 80% investment policy.

  For each of Bond Fund, Global Bond Fund, High-Income Bond Fund, Mortgage Fund, U.S. Government/AAA-Rated Securities Fund and Corporate Bond Fund (collectively, the “Fixed-Income Series Funds”), please disclose any restrictions or guidelines on the duration and maturity of the fixed-income securities in which such fund may invest.

Response: As currently disclosed in the prospectus under “Investment objectives, strategies and risks,” each of Global Bond Fund and High-Income Bond Fund may generally “invest in debt securities of any maturity or duration,” while Corporate Bond Fund “invests in debt securities with a wide range of maturities.” We will include similar disclosure for each of the other Fixed-Income Series Funds.

  Please confirm supplementally whether any of the Fixed-Income Series Funds invests or intends to invest in contingent convertible securities, either as a principal investment strategy or as an additional strategy. If a Fixed-Income Series Fund invests in contingent convertible securities, please state supplementally the amount the fund currently invests in such securities.

Response: None of Mortgage Fund, U.S. Government/AAA-Rated Securities Fund and Corporate Bond Fund is currently permitted to invest in contingent convertible securities and none has any current intention of seeking out permission to do so. Each of Bond Fund, Global Bond Fund and High-Income Bond Fund may invest in contingent convertible securities as a non-principal investment strategy; however, as of the date hereof, Bond Fund and Global Fund have no investments in contingent convertible securities, while less than 1% of the assets of High-Income Bond Fund are invested in such securities. Nevertheless, the Registrant has included disclosure regarding contingent convertible securities and the risks thereof in its statement of additional information under “Description of certain securities, investment techniques and risks — Hybrid securities.”

  For each of the Fixed-Income Series Funds, please confirm supplementally whether the fund invests or may invest in hedge funds or private equity funds, which are excepted from registration under Sections 3(c)(1) or 3(c)(7) of the 1940 Act, or in structured finance products or asset-backed securities that may be issued by entities that rely on the exemptions set forth in Sections 3(c)(1) and 3(c)(7), such as collateralized loan obligations (CLOs), collateralized debt obligations (CDOs) and non-agency mortgage-backed securities. If a Fixed-Income Series Fund invests in any such securities, please state supplementally the amount the fund currently invests in such securities.

Response: None of the Fixed-Income Series Funds invests in hedge funds or private equity funds that are excepted from registration under Sections 3(c)(1) or 3(c)(7) of the 1940 Act. Each of the Fixed-Income Series Funds may invest in various types of structured finance products and asset-backed securities, some of which may be issued by entities that rely on the exemptions set forth in Sections 3(c)(1) and 3(c)(7); however, none of the Fixed-Income Series Funds invests in such instruments as a principal investment strategy and none expects to invest 15% or more of its assets in such instruments.

The Registrant understands that issuers of structured finance products and asset-backed securities may rely on a variety of exclusions from the definition of “investment company” under the 1940 Act, including the exemptions set forth in Sections 3(c)(1) and 3(c)(7). However, the specific exclusion from the 1940 Act relied upon by the issuer of a structured finance product or asset-backed security is generally not a factor in the investment adviser’s investment decision and, in many cases, may not be known at the time of investment. That said, as of the end of the Registrant’s most recent fiscal quarter:

•	none of the Fixed-Income Series Fund had any investments in collateralized debt obligations;

•	less than 1% of the assets of High-Income Bond Fund and about 3% of the assets of Mortgage Fund were invested in collateralized loan obligations; and

•	approximately 1% of the assets of each of Bond Fund and Global Bond Fund and approximately 3% of the assets of Mortgage Fund were invested in non-agency mortgage-backed securities.

Investments in such structured finance products and asset-backed securities should not be equated with and treated similarly to investments in hedge funds or private equity funds, as collateralized securities are fundamentally different from securities issued by private, unregistered funds. Among other things, while private funds are generally not actively traded, structured finance products and asset-backed securities often trade in an active market pursuant to Rule 144A under the Securities Act of 1933 and receive daily pricing from third-party pricing services.

  Because High-Income Bond Fund includes the word “bond” in its name, in accordance with the requirements of Rule 35d-1, please supplement the fund’s disclosure to include a policy of investing at least 80% of the value of the fund’s assets in bonds and other debt instruments.

Response: As disclosed in its prospectus, under “Principal investment strategies,” High-Income Bond Fund “invests primarily in higher yielding and generally lower quality debt securities….” The Registrant further discloses in its statement of additional information an 80% investment policy pursuant to Rule 35d-1 with respect to High-Income Bond Fund. See, in particular, the first bullet under “Certain investment limitations and guidelines — High-Income Bond Fund,” which provides that, “normally, the fund invests at least 80% of its assets in bonds.” Because the 80% investment policy is already disclosed, we respectfully decline to supplement the fund’s disclosure at this time; however, in light of the Staff’s comment, we will consider further clarifying the fund’s investment policies when renewing the fund’s registration statement for the current fiscal year ending December 31, 2016.

  We note that Mortgage Fund lists “Investing in mortgage-related and other asset-backed securities” as a principal risk. Does the fund intend to focus on investments in asset-backed securities as a principal strategy? If so, please supplement the fund’s disclosure under “Principal investment strategies” accordingly.

Response: Mortgage Fund does not focus, or intend to focus, on investments in asset-backed securities as a principal investment strategy.

  In its guidance relating to Rule 35d-1, the Staff generally requires a fund with the term “ultra-short” in its name to maintain a maximum dollar weighted average portfolio maturity that does not exceed two years. Please supplement the disclosure to confirm that Ultra-Short Bond Fund’s maximum dollar-weighted average portfolio maturity will not exceed two years.

Response: As disclosed in the Registrant’s statement of additional information, Ultra-Short Bond Fund maintains a dollar-weighted average portfolio maturity of 60 days or less. In response to a Staff comment in connection with the registration of Ultra-Short Bond Fund in April 2016, we further supplemented the fund’s disclosure by including the following under “Investment objectives, strategies and risks” in the prospectus: “The fund maintains a dollar-weighted average portfolio maturity of 60 days or less. The average portfolio maturity of the fund is dollar-weighted based upon the market value of the fund’s securities at the time of calculation.” See Response Letter from Erik Vayntrub to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on American Funds Insurance Series Post-Effective Amendment No. 72, at Comment No. 3 (April 6, 2016). In light of the fund’s current disclosure regarding its maximum average portfolio maturity, we respectfully decline to supplement the fund’s disclosure as proposed.

  Please confirm whether U.S. Government/AAA-Rated Securities Fund invests or may invest more than 15% of the value of its assets in non-agency mortgage- and asset-backed securities.

Response: Although U.S. Government/AAA-Rated Securities Fund may, in theory, invest in non-agency mortgage- and asset-backed securities, it is neither a principal nor a non-principal investment strategy of the fund to do so and, in practice, the fund does not invest in such securities: as of the date hereof, the fund has no investments in non-agency mortgage- and asset-backed securities.

  We note that the Registrant discloses in its statement of additional information, under “Description of certain securities, investment techniques and risks — Portfolio turnover,” that, for the 2015 fiscal year, Mortgage Fund and U.S. Government/AAA-Rated Securities Fund had gross portfolio turnover rates of 1103% and 901%, respectively. Please consider disclosing portfolio turnover or frequent trading risk as a principal risk of each fund.

Response: U.S. Government/AAA-Rated Securities Fund already includes the following risk disclosure under “Investment objectives, strategies and risks” in its statutory prospectus:

High portfolio turnover — The fund may engage in frequent and active trading of its portfolio securities. High portfolio turnover may involve correspondingly greater transaction costs in the form of dealer spreads, brokerage commissions and other transaction costs on the sale of securities and on reinvestment in other securities. The sale of portfolio securities may also result in the realization of net capital gains, which are taxable when distributed to shareholders, unless the shareholder is exempt from taxation or his or her account is tax-favored. These costs and tax effects may adversely affect the fund’s returns to shareholders.

For Mortgage Fund, however, we respectfully decline to include the proposed risk disclosure at this time. Mortgage Fund does not engage in frequent trading as an investment strategy. As disclosed under “Principal investment strategies,” though, the fund invests in to-be-announced contracts and mortgage-dollar rolls, which artificially inflate the fund’s portfolio turnover rate. Net of such transactions, the fund’s portfolio turnover rate for the 2015 fiscal year was 138%, which, in our view, does not present material risks to shareholders.

  We note that the prospectus for Corporate Bond Fund does not include certain information generally required by Form N-1A, including portfolio turnover rate, performance data and financial highlights information. Please confirm that the fund has not yet begun investment operations or, in the alternative, please update the fund’s disclosure to include all information required by Form N-1A.

Response: We confirm that Corporate Bond Fund has not yet begun investment operations, and, accordingly, the fund omits certain disclosure not required by a “New Fund,” as defined in Instruction 6 to Item 3 of Form N-1A, including portfolio turnover rates, performance data and financial highlights information.

  Form N-1A requires that the strategy disclosure required by Item 4 must constitute a summary of the strategy disclosure set forth in the statutory prospectus pursuant to Item 9. We note that the strategy disclosure included in Corporate Bond Fund’s summary prospectus is nearly identical to the strategy disclosure in the fund’s statutory prospectus. Please supplement Corporate Bond Fund’s strategy disclosure in the statutory prospectus to ensure that the disclosure is compliant with Items 4 and 9 of Form N-1A.

Response: We have updated Corporate Bond Fund’s to address this comment. Among other things, we have included disclosure regarding the fund’s maturity and duration limitations in response to Comment No. 10. Additionally, we have included in the fund’s statutory prospectus disclosure regarding the various types of derivatives in which the fund may invest and the risks attendant thereto.

  We note that the prospectuses for each of American Funds Global Growth Portfolio and American Funds Growth and Income Portfolio do not include certain information generally required by Form N-1A, including portfolio turnover rate and performance data. Please confirm that the two funds have not yet begun investment operations or, in the alternative, please update each fund’s disclosure to include all information required by Form N-1A.

Response: The two funds began investment operations in May 1, 2015. Accordingly, each fund’s prospectus already includes disclosure regarding the respective fund’s portfolio turnover rate for the fiscal period ended December 31, 2015. However, because neither fund has had one full calendar year of investment operations, we will not include performance data for either fund at this time.

  For each of American Funds Global Growth Portfolio and American Funds Growth and Income Portfolio, please confirm that the expense reimbursement and/or fee waiver arrangement disclosed in the “Annual fund operating expenses” table will be in effect for no less than one year from the effective date of the Registration Statement. If there is no such arrangement or if such arrangement will be in effect for less than one year, please delete footnote 2.

Response: With respect to each fund, we confirm that the expense reimbursement arrangement will be in effect for at least one year from the effective date of the Registration Statement and we will update footnote 2 to each fund’s “Annual fund operating expenses” table accordingly.

  Given that American Funds Global Growth Portfolio includes the word “global” in its name, please explain how the fund will invest its assets in securities that will expose the fund and its shareholders to issuers in a number of countries throughout the world.

Response: American Funds Global Growth Portfolio initially disclosed in its prospectus that it “will typically have significant exposure to issuers domiciled outside the United States.” However, based on discussions with the Staff, the fund’s disclosure was substantially revised to read that “[t]he fund will invest primarily in global and international funds that invest significantly in issuers domiciled outside the United States,” and, “through the underlying funds in which it invests, the fund will have significant exposure to issuers domiciled outside the United States, including exposure to issuers domiciled in at least three different countries.” See Response Letter from Erik Vayntrub to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on American Funds Insurance Series Post-Effective Amendment No. 69, at Comment No. 5 (April 15, 2015).

Although Rule 35d-1 is not directly implicated by the use of the term “global” in a fund’s name, the fund’s current disclosure satisfies the Staff’s stated expectation that an investment company with the word “global” in its name will invest its assets in investments that are tied economically to a number of countries throughout the world (i.e., “… significant exposure to issuers domiciled in at least three different countries [other than the United States]”). In practice, the fund’s investments are true to the fund’s “global” name: as of June 30, 2016, approximately 59% of the fund’s assets were invested in countries outside the United States and the fund had direct investment exposure to 33 countries.

Statutory Prospectus

  Please include financial highlights information as required by Item 13 of Form N-1A. Given that the Registration Statement relates solely to a new share class, such financial highlights information may relate to any of the Registrant’s other existing share classes.

Response: Based on our review of the requirements of Form N-1A and related discussions with the Registrant’s independent legal counsel and auditors, we respectfully decline to supplement the disclosure as proposed. Instruction 1(a) to Item 13(a) of Form N-1A provides that financial highlights information for a fund should be provided only for periods subsequent to the effective date of a registration statement. The Registration Statement, pursuant to which the Registrant’s new Class 1A shares are being registered, is not yet effective and, because the Registrant is not yet able to include financial statements reporting operating results with respect to Class 1A shares, the new share class is effectively a “New Fund,” which is permitted to omit certain information generally required to be disclosed by Form N-1A. On the basis of these facts, we are of the view that the Registrant need not — and, more to the point, cannot — include financial highlights with respect to Class 1A shares.

We are similarly of the view that the Registrant need not and should not include financial highlights with respect to any other of the Registrant’s share classes. Although each series fund is offered in multiple share classes, we note that the Registration Statement only offers one particular share class of each fund. In this context, to include financial highlights information with respect to other share classes not covered by the Registration Statement would be both misleading and confusing to shareholders. Accordingly, we do not intend to include financial highlights disclosure to the Registration Statement at this time. However, in accordance with the requirements of Form N-1A, we will include financial highlights information for the new share class when renewing the Registration Statement for the current fiscal period ending December 31, 2016.

Statement of Additional Information

  Under “Description of certain securities, investment techniques and risks — Derivatives,“ the Registrant states that a series fund that invests in certain derivative instruments “will generally segregate or earmark liquid assets, or enter into offsetting financial positions, to cover its obligations under derivative instruments….” Please confirm that each of the Registrant’s funds will enter into offsetting financial positions only to the extent contemplated by Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987).

Response: In the Dreyfus no-action letter, the Staff concurred with the view that derivatives transactions could be conducted pursuant to an asset segregation-or-offsetting scheme. The Staff also noted that, if a derivative has sufficient asset coverage or is countered by an offsetting transaction, no senior security would be present and the 300% asset coverage requirement of Section 18 of the 1940 Act would not apply. While the Dreyfus no-action letter specifically addresses futures, forwards, options and short sales, based on the Staff’s reasoning in Dreyfus and related guidance from the SEC and the Staff, the Registrant believes that it may enter into offsetting positions with respect to other types of derivatives for asset coverage purposes in addition to those derivatives specifically discussed in Dreyfus. Though the Registrant reserves the right to do so in the future, at present, the Registrant does not subscribe to an offsetting scheme in connection with its use of derivatives; rather, in practice, the Registrant segregates liquid assets in respect of each of its derivative positions in accordance with the requirements of the 1940 Act.

  Under “Description of certain securities, investment techniques and risks — Portfolio turnover,” the Registrant has included a cross-reference to the “Financial highlights” section of the prospectus. The Registration Statement does not currently include a “Financial highlights” section. Please delete the cross-reference, or, in the alternative, please ignore this comment if the Registrant includes financial highlights information in response to Comment No. 23 above.

Response: We have deleted the cross-reference in question.

  In the section captioned “Fund policies,” the Registrant discloses that “[a]ll percentage limitations in the following fund policies are considered at the time securities are purchased … unless otherwise indicated.” Please update the disclosure to clarify that the fundamental policy prohibiting the borrowing of money is applicable at all times.

Response: The Registration Statement already includes the proposed disclosure in the statement of additional information. We refer you to the disclosure relating to Fundamental Policy 1a under “Fund policies — Additional information about fundamental policies,” which provides that “[t]he percentage limitations in [the policy prohibiting the borrowing of money] are considered at the time securities are purchased and thereafter.” Accordingly, no updates to the disclosure in this respect are warranted at this time.

  Pursuant to Item 19(a)(3) of Form N-1A, if any of the series funds of the Registrant is subadvised, please disclose the compensation for each subadviser and the method of calculating the sub-advisory fee, including any breakpoints. Please also describe any waivers or expense limitation agreements that may apply to any such subadviser.

Response: None of the Registrant’s series funds for which the new Class 1A shares are being registered in the Registration Statement is subadvised. As such, the Registrant’s statement of additional information does not currently include the disclosure required by Item 19(a)(3) of Form N-1A with respect to subadvisers. To the extent applicable, we will include such disclosure in the with respect to any subadvised funds when renewing the Registrant’s registration statement for the current fiscal year ending December 31, 2016.

  A sub-advisory agreement between the Registrant and a subadviser must be filed as an exhibit to the Registration Statement under Item 28(d) of Form N-1A. If necessary, please file any such sub-advisory agreement, which should indicate the applicable sub-advisory fee rates.

Response: As noted in our response to Comment No. 27 above, none of the Registrant’s series funds covered by the Registration Statement is subadvised. Accordingly, no sub-advisory agreement is currently being filed as an exhibit to the Registration Statement. We confirm, however, that certain other of the Registrant’s series funds are subadvised and the Registrant has previously filed a sub-advisory agreement and amendments thereto as exhibits to its registration statement. In light of the Staff’s comment, we will confirm whether any supplemental filings are required when renewing the Registrant’s registration statement for the current fiscal year ending December 31, 2016.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Associate Counsel

Exhibit A

Global Growth Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.52%
Other expenses*	0.28
Total annual fund operating expenses	0.80
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$82	$255	$444	$990

Global Small Capitalization Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.69%
Other expenses*	0.29
Total annual fund operating expenses	0.98
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$100	$312	$542	$1,201

Growth Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.33%
Other expenses*	0.27
Total annual fund operating expenses	0.60
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$61	$192	$335	$750

International Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.50%
Other expenses*	0.29
Total annual fund operating expenses	0.79
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$81	$252	$439	$978

New World Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.72%
Other expenses*	0.32
Total annual fund operating expenses	1.04
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$106	$331	$574	$1,271

Blue Chip Income and Growth Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.40%
Other expenses*	0.26
Total annual fund operating expenses	0.66
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$67	$211	$368	$822

Global Growth and Income Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.60%
Other expenses*	0.29
Total annual fund operating expenses	0.89
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$91	$284	$493	$1,096

Growth-Income Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.27%
Other expenses*	0.27
Total annual fund operating expenses	0.54
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$55	$173	$302	$677

International Growth and Income Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.64%
Other expenses*	0.29
Total annual fund operating expenses	0.93
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$95	$296	$515	$1,143

Capital Income Builder

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.50%
Other expenses*	0.31
Total annual fund operating expenses	0.81
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$83	$259	$450	$1,002

Asset Allocation Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.28%
Other expenses*	0.26
Total annual fund operating expenses	0.54
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$55	$173	$302	$677

Global Balanced Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.66%
Other expenses*	0.31
Total annual fund operating expenses	0.97
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$99	$309	$536	$1,190

Bond Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.36%
Other expenses*	0.27
Total annual fund operating expenses	0.63
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$64	$202	$351	$786

Global Bond Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.53%
Other expenses*	0.29
Total annual fund operating expenses	0.82
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$84	$262	$455	$1,014

High-Income Bond Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.46%
Other expenses*	0.27
Total annual fund operating expenses	0.73
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$75	$233	$406	$906

Mortgage Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.42%
Other expenses*	0.28
Total annual fund operating expenses	0.70
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$72	$224	$390	$871

Ultra-Short Bond Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.32%
Other expenses*	0.27
Total annual fund operating expenses	0.59
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$60	$189	$329	$738

U.S. Government/AAA-Rated Securities Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.34%
Other expenses*	0.26
Total annual fund operating expenses	0.60
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$61	$192	$335	$750

American Funds Corporate Bond Fund

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fee	0.46%
Other expenses*	0.28
Total annual fund operating expenses	0.74
*	Based on estimated amounts for the current fiscal year.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$76	$237	$411	$918

American Funds Global Growth Portfolio

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fees	None
Other expenses[1]	0.38%
Acquired (underlying) fund fees and expenses	0.62
Total annual fund operating expenses	1.00
Fee waiver and/or expense reimbursement[2]	0.06
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.94
[1]	Based on estimated amounts for the current fiscal year.
2	The investment adviser is currently reimbursing a portion of other expenses. This reimbursement will be in effect through at least December 23, 2017, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$96	$312	$547	$1,219

American Funds Growth and Income Portfolio

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1A shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1A
Management fees	None
Other expenses[1]	0.38%
Acquired (underlying) fund fees and expenses	0.47
Total annual fund operating expenses	0.85
Fee waiver and/or expense reimbursement[2]	0.06
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.79
[1]	Based on estimated amounts for the current fiscal year.
2	The investment adviser is currently reimbursing a portion of other expenses. This reimbursement will be in effect through at least December 23, 2017, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 1A shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1A	$81	$265	$465	$1,043